UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 6

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB MERGER CORP.

and

TOKYO ELECTRON LIMITED

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp

General Counsel

Tokyo Electron Limited

Akasaka Biz Tower

3-1 Akasaka 5-chome,

Minato-ku,

Tokyo 107-6325

(512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76021

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,707,596.75	$28,960.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $6.20, the per share tender offer price, by 42,571,768 shares of common stock of FSI International, Inc., which includes (i) 39,329,304 shares of common stock issued and outstanding (including 25,000 shares of restricted stock) and (ii) 3,242,464 shares of common stock subject to outstanding stock options with an exercise price less than $6.20, and (b) subtracting the aggregate option exercise price of such options.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,960.29	Filing Party: Tokyo Electron Limited and RB Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP Number: 302633102

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by RB Merger Corp., a Minnesota corporation (“Purchaser”), an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a price of $6.20 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the

Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

The Offer to Purchase and Items 1, 4, 8 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, October 10, 2012. The Depositary has advised us that 35,259,572 Shares were validly tendered and not properly withdrawn (not including approximately 1,071,523 Shares tendered through notice of guaranteed delivery), representing approximately 89.50% of the outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn. Tokyo Electron will purchase and pay for all Shares promptly.

Pursuant to the terms of the Merger Agreement, Purchaser has exercised its Top-Up Option to purchase directly from FSI an additional number of Shares sufficient to give Purchaser ownership of at least 90% of the outstanding Shares, when combined with the Shares purchased by Purchaser in the Offer. Pursuant to the Top-Up Option, on October 11, 2012, Purchaser purchased an additional 2,000,000 Shares from FSI at a purchase price of $6.20 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered by notice of guaranteed delivery) represented at least 90% of the outstanding Shares.

Pursuant to the terms of the Merger Agreement on October 11, 2012, Purchaser merged with and into FSI through a short form merger under the MBCA, with FSI continuing as the surviving corporation and an indirect wholly owned subsidiary of Tokyo Electron. By virtue of the Merger, each issued and outstanding Share (other than Shares owned by Tokyo Electron, Purchaser or any subsidiary of Tokyo Electron or FSI, or held by shareholders who properly demand and perfect dissenters’ rights under Minnesota law) was cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer, subject to the proper exercise of dissenters’ rights.

On October 11, 2012, Tokyo Electron issued two press releases announcing the completion of the Offer and Merger, respectively. The full text of the press releases are attached as Exhibit (a)(1)(J) and Exhibit (a)(1)(K) are incorporated herein by reference.”

Item 12.	Exhibits.

(a)(1)(J) Text of press release of Tokyo Electron announcing completion of the Offer, dated October 11, 2012

(a)(1)(K) Text of press release of Tokyo Electron announcing completion of the Merger, dated October 11, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO ELECTRON LIMITED

By:	/s/ Kenji Washino
	Name:	Kenji Washino
	Title:	Executive Vice President, Corporate Business Strategy

RB Merger Corp.

By:	/s/ Kenji Washino
	Name:	Kenji Washino
	Title:	Chief Executive Officer and Chief Financial Officer

Dated: October 11, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2012*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)*

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012*

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012*

(a)(1)(I)	Text of press release of Tokyo Electron announcing extension of Tender Offer, dated September 25, 2012*

(a)(1)(J)	Text of press release of Tokyo Electron announcing completion of the Offer, dated October 11, 2012

(a)(1)(K)	Text of press release of Tokyo Electron announcing completion of the Merger, dated October 11, 2012

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(a)(5)(D)	Text of Individual and Class Action Complaint, dated August 28, 2012 (Adrian Calleros v. FSI International, Inc., et al.)*

(a)(5)(E)	Text of Amended Class Action Complaint, dated August 31, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(F)	Text of Amended Class Action Complaint, dated August 31, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(G)	Text of Amended Class Action Complaint, dated August 31, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(a)(5)(H)	Text of Notice of Dismissal, dated September 25, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser
(incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange
Commission on August 14, 2012)*

(d)(2)	Confidentiality Letter Agreement dated February 21, 2012, between FSI and Tokyo Electron*

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(g)	Not applicable

(h)	Not applicable

*	Previously Filed.

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